EXHIBIT 12 - STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

		2011	2010	2009	2008	2007

	Earnings before fixed charges:
	Income before allocation of noncontrolling interest
	and income from investments in unconsolidated
	subsidiaries	$148,266	$135,517	$148,001	$122,802	$117,765
Add:	Interest expense	117,018	128,612	129,336	132,443	108,716
	Depreciation expense on capitalized interest	1,622	1,678	1,607	1,245	5,393
	Amortization of deferred
	financing costs	5,000	5,772	4,661	3,981	3,978

	Earnings before fixed charges	$271,906	$271,579	$283,605	$260,471	$235,852

	Fixed charges:
	Interest expense	$117,018	$128,612	$129,336	$132,443	$108,716
	Amortization of deferred financing charges	5,000	5,772	4,661	3,981	3,978
	Capitalized interest	3,011	929	7,640	19,958	45,697

	Fixed charges	125,029	135,313	141,637	156,382	158,391

	Preferred unit distributions	21,069	21,012	21,012	21,012	17,126

	Combined fixed charges	$146,098	$156,325	$162,649	$177,394	$175,517

	Ratio of earnings to fixed charges	2.17	2.01	2.00	1.67	1.49

	Ratio of earnings to combined fixed charges	1.86	1.74	1.74	1.47	1.34